Exhibit 99.1

For immediate release

Bell’s Fibe TV and FibreOP TV now serve 1 million Canadians

  Next-generation IPTV services among the fastest growing products in Bell’s 135-year history
  Innovations like Restart and Wireless TV have changed the game in Canadian television

MONTRÉAL, April 17, 2015 – Bell today announced it now serves 1 million IPTV customers, making Fibe TV and FibreOP TV among the fastest growing product lines in Bell’s 135-year history. With both next-generation IPTV and national Satellite TV, Bell has quickly become the second-largest television provider in Canada with more than 2.65 million TV customers.

“Bell TV is seeing phenomenal growth as more and more households make the move from cable to the best TV service available anywhere. Clearly, more Canadians are switching to Bell Fibe than are cutting the TV cord,” said Rizwan Jamal, President of Bell Residential Services. “With innovative features like Whole Home PVR, Wireless TV, CraveTV and the unique new Restart function, Bell has reinvented television – and the numbers show that consumers have welcomed Bell’s better TV experience.”

With the fast growth of Fibe TV in Ontario and Québec and FibreOP TV in Atlantic Canada, Bell’s IPTV coverage footprint has now reached 6.1 million homes, up from 5.1 million at the start of 2014. Fibe is also making significant inroads with small and medium business as medical and dental offices, restaurants, repair shops and other customer-service focused businesses switch to Fibe TV to entertain and inform their customers.

With service established in major cities across 6 provinces, Bell is now bringing next-generation IPTV to mid-sized and smaller communities ranging from Peterborough, Ontario to Shawinigan, Québec, from Bouctouche, New Brunswick to Liverpool, Nova Scotia to Bay Roberts, Newfoundland and Labrador among the many new locations to be added in 2015.

Bell is Canada’s leader by far in communications research, development and infrastructure deployment, investing more than $3.5 billion each year to deliver world-leading broadband fibre and mobile services to Canadians everywhere.

Leadership through TV innovation

Since its launch at the Toronto International Film Festival in September 2010, Bell Fibe has introduced non-stop innovation to Canadian TV.

Wireless TV lets customers watch HD TV anywhere in their home from up to 5 additional TVs. CraveTV is Canada’s superior TV video streaming service, offering full series and seasons of the most loved and celebrated TV shows, available from Bell on TV, tablets or smartphones for just $4 per month.

And the latest innovation from Fibe is the exclusive Restart feature: which lets customers rewind and watch TV shows already in progress from the beginning on more than 170 channels, including CBC, CTV, Global, HBO Canada, Super Channel and TSN. Now available to all Fibe customers, Restart is clearly a hit with more than 3 million hours of live TV already restarted. To learn more, please visit Bell.ca/Fibe.

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About Bell

Bell is Canada's largest communications company, providing consumers and business customers with wireless, TV, Internet, home phone and business communications services. Bell Media is Canada's premier multimedia company with leading assets in television, radio, out of home, and digital media. Bell is wholly owned by Montréal's BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

The Bell Let's Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara's Big Ride for Bell Let's Talk and Bell Let's Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jason Laszlo
1-855-614-6602
jason.laszlo@bell.ca
@Bell_News

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